October 9, 2008

Via: EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. John Lucas
Re:	Telephone conversation regarding

Endeavour Silver Corp.

Form 40-F for the Fiscal Year Ended December 31, 2007

Filed April 7, 2008

File No. 001-33153

Ladies and Gentlemen:

On behalf of our client, Endeavour Silver Corp. (the “Company”), I hereby respectfully submit this letter regarding my conversation with Mr. John Lucas on October 8, 2008 regarding the above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (“SEC”) on April 7, 2008 (File No. 001-33153).

The conversation was regarding the Company’s response to SEC staff comments on the Annual Report on Form 40-F provided to the Company on September 23, 2008. In a previous conversation with Mr. Lucas, I had indicated that the Company was anticipating filing an amended Annual Report on Form 40-F on October 3, 2008. However, as discussed with Mr. Lucas in our conversation on October 8, 2008, the Company’s auditors were still in the process of reviewing the amendments and the Company was waiting on their consent to file the amended Annual Report on Form 40-F.

I indicated in the conversation that the Company expects auditor approval on October 9, 2008 and the Company will promptly file the amended Annual Report on Form 40-F thereafter along with written correspondence responding to the staff’s comment letter.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 303-352-1133.

Sincerely,

/s/ Jason K. Brenkert

Jason K. Brenkert

DORSEY & WHITNEY LLP